BioMimetic Therapeutics, Inc.
389 Nichol Mill Lane
Franklin, Tennessee  37067

July 19, 2010

Ms. Kate Tillan
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	BioMimetic Therapeutics, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 12, 2010
Form 10-Q for the quarterly period ended March 31, 2010
File No. 000-51934

Ladies and Gentlemen:

Reference is made to the letters from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to BioMimetic Therapeutics, Inc. (the “Company”) dated June 29, 2010 and July 16, 2010, respectively.  In the letter dated July 16, 2010, the Staff requested a letter from management with the three acknowledgements in the form first requested in the letter dated June 29, 2010.  The Company is providing this letter in response to said request.

The Company acknowledges: that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Larry Bullock, Chief Financial Officer at (615) 236-4402.

Sincerely,

BIOMIMETIC THERAPEUTICS, INC.

By:	/s/ Larry Bullock
Name: Larry Bullock
Title: Chief Financial Officer